UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.  )

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☐           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☒          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

MORGANS HOTEL GROUP CO.
(Name of Registrant as Specified in Its Charter)

KERRISDALE ADVISERS, LLC
KERRISDALE CAPITAL MANAGEMENT, LLC
KERRISDALE PARTNERS MASTER FUND LTD
SAHM ADRANGI
JOHN BRECKER
ANDREW BROAD
ALAN CARR
JORDON GIANCOLI
NAVI HEHAR
L. SPENCER WELLS
ANDREW E. ZOBLER

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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☒          No fee required.

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2014 ANNUAL MEETING OF STOCKHOLDERS
OF
MORGANS HOTEL GROUP CO.
_________________________

SUPPLEMENT DATED APRIL 23, 2014 TO THE PROXY STATEMENT
OF
KERRISDALE PARTNERS MASTER FUND LTD
DATED APRIL 16, 2014
_________________________

PLEASE SIGN, DATE AND MAIL THE GOLD PROXY CARD TODAY

Dear Fellow Morgans Stockholder:

Kerrisdale Partners Master Fund Ltd (“Kerrisdale Partners”), together with the other participants in this solicitation (collectively, “Kerrisdale” or “we”), are sending this proxy statement supplement to you in connection with the solicitation of proxies for use prior to or at Morgans Hotel Group Co.’s (“Morgans” or the “Company”) upcoming 2014 Annual Meeting of Stockholders (the “Annual Meeting”) scheduled to be held at the Hudson, 356 West 58th Street, New York, NY 10019 on Wednesday, May 14, 2014, at 10:00 a.m., Eastern Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof), for the following:

1.
To elect Kerrisdale’s seven (7) director nominees, Sahm Adrangi, John Brecker, Andrew Broad, Alan Carr, Jordon Giancoli, Navi Hehar and L. Spencer Wells (each a “Nominee” and, collectively, the “Nominees”), to the Board of Directors of Morgans (the “Board”) to serve one-year terms expiring in 2015;

2.	To ratify the appointment of BDO USA, LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2014;

3.	To hold an advisory vote on executive compensation;

4.	To vote on a stockholder proposal, if presented, regarding the Company’s stockholder rights plan; and

5.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

These items of business are more fully described in the definitive proxy statement filed by Kerrisdale with the Securities and Exchange Commission (the “SEC”) on April 16, 2014 (the “Definitive Proxy Statement”).

SUPPLEMENTAL PROXY INFORMATION

Except as specifically modified or supplemented by the information contained in this supplement, all information set forth in the Definitive Proxy Statement remains applicable.

Consulting Agreement with Andrew E. Zobler

On April 21, 2014, Kerrisdale Advisers, LLC (“Kerrisdale Advisers”) entered into a Consulting Agreement with Andrew E. Zobler (the “Consulting Agreement”), and as a result, Mr. Zobler may be deemed a participant in this solicitation. Kerrisdale Advisers entered into the Consulting Agreement with Mr. Zobler in view of Mr. Zobler’s unique skill set and extensive experience and expertise in the luxury boutique hotel sector.  Pursuant to the Consulting Agreement and in consideration for the performance of certain consulting and advisory services by Mr. Zobler, Kerrisdale Advisers agreed to pay Mr. Zobler a fee of $1,000 per hour (the “Consulting Fee”), subject to a minimum Consulting Fee of $10,000 as well an initial retainer of $10,000, which shall be applied towards the first hours of services to be rendered by Mr. Zobler.

The principal occupation of Mr. Zobler is serving as CEO of the Sydell Group, a New York based owner, developer and manager of lifestyle oriented hotels. The address of the principal office of Mr. Zobler is c/o The Sydell Group, 30 West 26th Street, #12, New York, New York 10010.

As of the date hereof, Mr. Zobler does not own any shares of Common Stock and has not transacted in securities of the Company during the past two years.

Compensation Agreements

Kerrisdale notes that the Company’s reference to an arrangement with Andrew Broad for a success fee with respect to certain transactions, as disclosed on page 19 of Morgans’ presentation to Institutional Shareholder Services filed with the SEC on April 23, 2014, is false and without merit.  The only compensation agreement Kerrisdale maintains with each of Messrs. Brecker, Broad, Carr and Wells is that certain compensation letter agreement (the “Compensation Agreement”), pursuant to which Kerrisdale Capital Management, LLC agreed to pay each of Messrs. Brecker, Broad, Carr and Wells $50,000 in cash upon the execution of the Compensation Agreement in connection with their nomination by Kerrisdale Partners to the Board at the Annual Meeting.

In addition, Kerrisdale Partners and certain of its affiliates have signed letter agreements, pursuant to which they agree to indemnify each of Messrs. Brecker, Broad, Carr and Wells against claims arising from the solicitation of proxies from the Company stockholders in connection with the Annual Meeting and any related transactions.

Additional Information

For further details regarding the qualifications of the Nominees as well as a summary of our reasons for making this solicitation, please see the Definitive Proxy Statement previously filed with the SEC and furnished to stockholders.  Stockholders should refer to the Company’s proxy statement for information concerning the Company’s nominees.  If you need another copy of our Definitive Proxy Statement or this supplement, please contact Alliance Advisors LLC, which is assisting us, at its address and toll-free numbers listed below.

This supplement is dated April 23, 2014, and should be read in conjunction with Kerrisdale’s Definitive Proxy Statement filed with the SEC on, and first furnished to stockholders on or about, April 16, 2014.

All GOLD proxy cards that have been submitted in connection with our mailing to stockholders of a proxy statement and proxy card on April 16, 2014 remain valid and will be voted at the Annual Meeting in accordance with the directions received.

THEREFORE, IF YOU HAVE SUBMITTED A GOLD PROXY CARD SINCE APRIL 16, 2014 AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION.

THIS SOLICITATION IS BEING MADE BY KERRISDALE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN OUR DEFINITIVE PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH KERRISDALE IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

KERRISDALE URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at
 http://viewproxy.com/Morgans

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Kerrisdale urges you to sign, date, and return the GOLD proxy card today to vote FOR the election of the Nominees and in accordance with Kerrisdale’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the GOLD proxy card and return it to Kerrisdale, c/o Alliance Advisors LLC (“Alliance Advisors”) today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions or require any additional information concerning this proxy statement supplement or the Definitive Proxy Statement, please contact Alliance Advisors at the address set forth below.

ALLIANCE ADVISORS LLC 200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003 Banks and Brokers Call Collect: (973) 873-7721 Shareholders Call TOLL-FREE: (855) 835-8321